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[BIOCIRCUITS LETTERHEAD]


                                            Contact:  John Kaiser
                                                      President & CEO
                                                      Biocircuits Corp.
                                                      (408) 752-8706

FOR IMMEDIATE RELEASE

                       BIOCIRCUITS ANNOUNCES FINANCING
                         AND FIRST QUARTER RESULTS

SUNNYVALE, CA--APRIL 16, 1997--Biocircuits Corporation (Nasdaq: BIOC) announced today the closing of a private placement in the aggregate amount of approximately $8.0 million, which resulted in gross proceeds to the Company of approximately $1.7 million on April 15, additional gross proceeds of approximately $5.5 million to be received upon completion of certain milestones at the end of the second quarter and additional gross proceeds of approximately $0.8 million to be received upon the completion of certain other milestones at year end 1997.

The Company also announced today its estimated financial results for the first quarter ended March 31, 1997. The Company reported a net loss of approximately $3.5 million or $0.41 per share, compared to a net loss of $3.6 million or $0.49 per share in the fourth quarter of 1996.

"In the first quarter, Biocircuits reported revenue from product sales to distributors of $234,000. The importance of launching the TSH test in late December of 1996 was apparent in the first quarter as installations of IOS-TM-systems in customer sites doubled from year end 1996 with a significant number sold but not yet installed at the end of the quarter. We were encouraged enough from these results that during March we added four people to the sales force, bringing the total to nine. Adding people to the sales force to train and assist distributor sales people is a key element to increasing results," said John Kaiser, President and Chief Executive Officer.

Mr. Kaiser also announced that effective April 3rd the Biocircuits work force was reduced from 92 to 54 employees. "The reductions occurred throughout the Company with the exception of the sales force which was increased in March. These planned changes have resulted in a significant expense reduction but should not materially effect sales in the near term although some longer term projects affecting product development and cartridge cost reduction will be necessarily delayed," said Mr. Kaiser.

In addition to the currently marketed T4 and T-Uptake and TSH cartridges, Biocircuits has received FDA clearance to market Serum hCG and Quantitative hCG cartridges for diagnosing pregnancy and for following difficult pregnancies. Biocircuits will continue development of three additional assays for its IOS system: a PSA test for the management of prostate cancer, a Digoxin test for monitoring the therapeutic usage of this drug in the treatment of heart disease and a Free T4 test for diagnosing true clinical thyroid status.

                                    - more -


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BIOCIRCUITS CORPORATION
Biocircuits Announces Financing and First Quarter Results
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With its IOS system, Biocircuits is targeting the approximately 41,000 small to medium-sized physician office practices and free-standing alternate site laboratories which are licensed under CLIA for high or moderate complexity testing.

Actual results may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon the Company's ability, directly or through third parties, to successfully manufacture and market its existing and proposed products, as well as the timely development and regulatory approval of additional products. These factors are more fully discussed in the Company's most recent report on Form 10-K.

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